Exhibit 12.1

CENTURY COMMUNITIES, INC.

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the six months ended June 30, 2017 and 2016, and for the years ended December 31, 2016 and 2015.

	Six Months Ended June 30,		Year Ended December 31,
(Dollars in thousands)	2017	2016	2016	2015
Earnings	$47,297	$39.721	$93,118	$70, 767

Fixed charges	$18,870	$13,239	$27, 371	$20,693
Earnings to fixed charges	$2.51	$3.00	$3.40	$3.42

Earnings (Loss):
Income before income tax expense	$35,160	$31,526	$73,149	$60,305
Add: fixed charges	18,870	13,239	27,371	20,693
Less: capitalized interest	(18,564)	(13,029)	(26,904)	(20,313)
Add: amortization of previously capitalized interest	11,831	7,985	19,502	10,082

Total earnings	$47,297	$39,721	$93,118	$70,767

Fixed Charges:
Interest expense(1)	$2	$4	$5	$10
Interest component of rent expense	304	206	462	370
Capitalized interest	18,564	13,029	26,904	20,313

Total fixed charges	$18,870	$13,239	$27,371	$20,693

(1)	Excludes capitalized interest